SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2006

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description
1.1	Announcement dated 27 January 2006 relating to the acquisition of the entire issued share capital of Hutchison Tele-Services (India) Holdings Limited by CGP Investments (Holdings) Limited, an indirect wholly owned subsidiary of the Company.

1.2	Press Release dated 17 January 2006 relating to completion of the acquisition of BPL Mobile Cellular Limited by Hutchison Essar Limited.

1.3	Press Release dated 18 January 2006 relating to the appointment of Siemens as the supplier for a nationwide turnkey wireless network and related managed services in Indonesia.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 1, 2006

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Tim Pennington
Tim Pennington
Executive Director

Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

ANNOUNCEMENT

CONNECTED TRANSACTIONS

The Board is pleased to announce that on 27 January 2006, the Purchaser, an indirect wholly owned subsidiary of the Company, entered into the Share Purchase Agreement with the Vendor to acquire the entire issued share capital of HTSI which, through its wholly owned subsidiary, 3GS, operates a telecommunications services call centre in India. Further, on Completion the Purchaser will grant to the Vendor a call option and the Vendor will grant to the Purchaser a put option in respect of the Sale Shares.

The Vendor is a connected person of the Company by virtue of being an associate of a substantial shareholder of the Company.

The Acquisition by the Purchaser and the Options constitute connected transactions for the Company under Listing Rule 14A.13 which is only subject to the reporting and announcement requirements under Listing Rule 14A.32.

SHARE PURCHASE AGREEMENT

Date

27 January 2006

Parties

Vendor:                    Hutchison Call Centre Holdings Limited

Purchaser:                CGP Investments (Holdings) Limited

Target company:      Hutchison Tele-Services (India)

                                 Holdings Limited

The Vendor is a connected person of HTIL by virtue of being an associate of a substantial shareholder of HTIL.

Consideration

The consideration for the Sale Shares is US$14,174,881 (or approximately HK$110.6 million) to be satisfied in cash on Completion. This consideration amount was arrived at after arm’s length negotiations between the parties to the Share Purchase Agreement having regard to, among other things, the historical business and financial performance of the Call Centre Business and its customer base.

Assets to be acquired

Based on the information provided to the Company:

(1)      The Sale Shares represent 100% of the issued share capital of HTSI.

(2)      HTSI is the beneficial owner of 100% of the issued share capital of 3GS.

(3)      For the period from 14 August 2002 to 31 December 2003 and the financial year ended 31 December 2004, the audited losses before and after taxation and extraordinary items of HTSI were approximately US$12,211 (or approximately HK$95,000) and US$16,115 (or approximately HK$126,000) respectively. The audited total assets value of HTSI as at 31 December 2004 was approximately US$10,380 (or approximately HK$81,000). HTSI’s accounts were prepared in accordance with International Financial Reporting Standards.

(4)      For the financial years ended 31 December 2003 and 31 December 2004, the audited profit before taxation and extraordinary items of 3GS was approximately INR14.9 million (or approximately HK$2.6 million) and INR72.5 million (or approximately HK$12.7 million) respectively. For the same periods, the audited profit after taxation and extraordinary items of 3GS were approximately INR14.5 million (or approximately HK$2.5 million) and INR72 million (or approximately HK$12.6 million) respectively. The audited total assets value of 3GS as at 31 December 2004 was approximately INR681.6 million (or approximately HK$120 million). 3GS’s accounts were prepared in accordance with Indian GAAP and the above information has not been adjusted to accounting principles generally accepted in Hong Kong.

(5)      The original purchase cost of the Sale Shares to the Vendor was US$2.00 (or approximately HK$16) and the carrying value of the investment to the Vendor is approximately US$5 million (or approximately HK$39 million).

Completion

Completion of the Acquisition is scheduled to occur on 10 February 2006 or such other date as the Vendor and the Purchaser may agree.

Put and Call Options

Pursuant to the Share Purchase Agreement, on Completion, the Vendor will grant to the Purchaser a put option, and the Purchaser will grant to the Vendor a call option, in respect of all the shares comprising the entire issued share capital of HTSI which in turn will continue to own the entire issued share capital of 3GS. Each Option is exercisable, subject to the Company obtaining independent shareholders’ approval (if required under the Listing Rules), during the Option Exercise Period at a strike price being the aggregate of the Purchaser’s acquisition and investment cost plus interest accrued and after deduction of any distributions made by HTSI for the period from the date of Completion to the date of transfer of the Sale Shares pursuant to an exercise of either Option. The basis for determining the exercise price was arrived at after arm’s length negotiations and having regard to the purchase consideration agreed for the Sale Shares.

The Company will comply with the applicable provisions of the Listing Rules at the time if either of the Options is exercised.

REASONS FOR, AND THE BENEFITS OF, ENTERING INTO THE CONNECTED TRANSACTIONS

HTIL, through its subsidiary Hutchison Essar, is one of the largest mobile operators in India and has rapidly expanded its business. Customer care is one of the principle operations of mobile operators. The Board considers that the Call Centre Business is an attractive opportunity to complement the Group’s existing telecommunications businesses. It is expected that the Group will be able to enhance the value of the Call Centre Business through synergies and operating efficiencies between the Call Centre Business and the Group’s existing operations. The grant of the Options to and by the Purchaser is a condition to the Vendor agreeing to effecting a sale of the Sale Shares on the terms of the Share Purchase Agreement. The Board, including the Independent Non-executive Directors, considers that the terms of the Acquisition and the Options are normal commercial terms, are fair and reasonable and in the interests of HTIL and its shareholders taken as a whole.

GENERAL

The Group is a leading global provider of telecommunications services. The Group’s business is currently in nine markets around the world. It currently operates mobile and fixed telecom services in Hong Kong, and operates or is rolling out mobile services in Macau, India, Israel, Thailand, Sri Lanka, Ghana, Vietnam and Indonesia.

The Vendor is a wholly owned subsidiary of the HWL Group. The HWL Group operates and invests in five core businesses: ports and related services; property and hotels; retail and manufacturing; energy and infrastructure, finance and investments; and telecommunications.

The Vendor is a connected person of HTIL by virtue of being an associate of a substantial shareholder of the Company.

The Acquisition and the Options constitute connected transactions for HTIL under Listing Rule 14A.13. As each of the applicable percentage ratios for each of the Acquisition and the Options is less than 2.5%, such connected transaction is, according to Listing Rule 14A.32, only subject to the reporting and announcement requirements set out in Listing Rules 14A.45 to 14A.47 and is exempt from the independent shareholders’ approval requirement of Chapter 14A of the Listing Rules.

In this announcement, the following expressions have the following meanings unless the context requires otherwise:
“3GS”	3 Global Services Private Limited, a wholly owned subsidiary of HTSI incorporated in India that operates the Call Centre Business
“Acquisition”	the proposed acquisition of the Sale Shares, being 100% of the issued share capital of HTSI, in accordance with the terms of the Share Purchase Agreement
“associate”	shall have the meaning ascribed to it in the Listing Rules
“Board”	the board of Directors
“Call Centre Business”	the telecommunications services call centre business in India operated by HTSI through its wholly owned subsidiary, 3GS
“Call Option”	the call option to be granted by the Purchaser to the Vendor in respect of the Sale Shares on the terms set out in the Share Purchase Agreement
“Completion”	completion of the Acquisition in accordance with the Share Purchase Agreement
“connected person”	shall have the meaning ascribed to it in the Listing Rules
“Directors”	directors of HTIL
“Group”	HTIL and its subsidiaries
“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China
“HTIL” or the “Company”

Hutchison Telecommunications International Limited, a company incorporated in the Cayman Islands, whose shares are listed on the Main Board of the Stock Exchange (Stock Code: 2332) and American depositary shares are listed on New York Stock Exchange, Inc. (Ticker: HTX)

“HTSI”	Hutchison Tele-Services (India) Holdings Limited, a company incorporated in Mauritius
“Hutchison Essar”	Hutchison Essar Limited (formerly known as Hutchison Max Telecom Limited), an indirect non wholly owned subsidiary of the Company incorporated in India
“HWL”	Hutchison Whampoa Limited, a company incorporated in Hong Kong, whose shares are listed on the Main Board of the Stock Exchange (Stock Code: 13) and a substantial shareholder of HTIL
“HWL Group”	HWL and its subsidiaries
“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange
“Options”	the Call Option and the Put Option, collectively
“Option Exercise Period”	the period commencing on the date three years after Completion and ending five years after Completion
“Purchaser”	CGP Investments (Holdings) Limited, a company incorporated in the Cayman Islands and an indirect wholly owned subsidiary of HTIL
“Put Option”	the put option granted by the Vendor to the Purchaser in respect of the Sale Shares on the terms set out in the Share Purchase Agreement
“Sale Shares”

2 ordinary shares of nominal value of US$1.00 each in the capital of HTSI currently owned by the Vendor which constitute the entire issued share capital of HTSI to be acquired by the Purchaser under the Share Purchase Agreement

“Share Purchase Agreement”	the share purchase agreement dated 27 January 2006 between the Vendor and the Purchaser in respect of the Sale Shares
“Stock Exchange”	The Stock Exchange of Hong Kong Limited
“subsidiary”	shall have the meaning ascribed to it in the Listing Rules
“Vendor”	Hutchison Call Centre Holdings Limited, a company incorporated in the British Virgin Islands and an indirect wholly owned subsidiary of HWL
“HK$”	Hong Kong dollars, the lawful currency of Hong Kong
“US$”	United States dollars, the lawful currency of the United States of America
For the purpose of this announcement and for reference only, exchange rates of HK$7.8 to US$1.00 and HK$1.00 to INR5.7 are adopted.
As at the date of this announcement, the Directors are:
Executive Directors:	Non-executive Directors:
Mr. Dennis Pok Man LUI	Mr. FOK Kin-ning, Canning
Mr. Tim PENNINGTON	Mrs. CHOW WOO Mo Fong, Susan
Mr. CHAN Ting Yu	(Alternate to Mr. Fok Kin-ning, Canning)
(Alternate to Mr. Dennis Pok Man Lui)	Mr. Frank John SIXT
Mr. WOO Chiu Man, Cliff	Ms. NARDI, Kar Wai Agnes
(Alternate to Mr. Tim Pennington)	(Alternate to Mr. Frank John Sixt)
Mr. Naguib SAWIRIS
Independent Non-executive Directors:	Mr. Aldo MAREUSE
Mr. KWAN Kai Cheong	Mr. Martin MICHLMAYR
Mr. John W. STANTON	(Alternate to Mr. Naguib Sawiris)
Mr. Kevin WESTLEY	Mr. Ragy Soliman
(Alternate to Mr. Aldo Mareuse)
By Order of the Board
Edith Shih
Company Secretary Hong Kong, 27 January 2006

Exhibit 1.2

Hutchison Essar Completes Acquisition of BPL Cellular

Hong Kong, 17 January 2006 – Hutchison Telecommunications International Limited (‘Hutchison Telecom’; SEHK: 2332; NYSE: HTX) today announces that Hutchison Essar Limited (‘Hutchison Essar’), its joint venture in India with Essar Teleholdings Limited, has completed the acquisition of BPL Mobile Cellular Limited (‘BPL Cellular’).

BPL Cellular operates in three licence areas – Maharashtra, Tamil Nadu and Kerala. With the completion of this acquisition, Hutchison Essar now operates in 16 circles including all metro and A circles.

Dennis Lui, Chief Executive Officer of Hutchison Telecom said, “We are very pleased to have completed this acquisition. We remain confident in the growth opportunities in India, and we will continue to invest to position ourselves as a major provider of mobile telecommunications services.”

- End -

For enquiries, please contact:

Mickey Shiu

Corporate Communications

Hutchison Telecom

Work: (852) 2128 3107

Mobile: (852) 9092 8233

E-mail: mickeyshiu@htil.com.hk

About Hutchison Telecommunications International Limited

Hutchison Telecommunications International Limited (‘Hutchison Telecom’ or ‘the Group’) is a leading global provider of telecommunication services. The Group currently offers mobile and fixed-line telecommunication services in Hong Kong, and operates or is rolling out mobile telecommunication services in Macau, India, Israel, Thailand, Sri Lanka, Ghana, Indonesia and Vietnam. It was the first provider of 3G mobile services in Hong Kong and Israel and operates brands including “Hutch”, “3” and “Orange”.

Hutchison Telecom is a listed company with American Depositary Shares quoted on the New York Stock Exchange under the ticker HTX and shares listed on the Stock Exchange of Hong Kong under the stock code 2332. A member of the Hong Kong-based Hutchison Whampoa Group, Hutchison Telecom is dedicated to providing superior telecommunication services in dynamic markets. For more information about Hutchison Telecom, see www.htil.com.

About Hutchison Essar Limited

Hutchison Essar Limited, with about 13 million* subscribers after the BPL Mobile Cellular Limited acquisition, is one of the most reputed telecom companies in India. Over the years, it has been named the ‘Most Respected Telecom Company’, the ‘Best Mobile Service in the country’, and the ‘Most Creative and Most Effective Advertiser of the Year’.

*	Figures from Cellular Operators Association of India, 31 December 2005

Cautionary Statements

This press release contains forward-looking statements. Statements that are not historical facts, including statements about Hutchison Telecommunications International Limited’s (‘the Company’) beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. The Company cautions you that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, the Company’s actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from the Company’s forward-looking statements can be found in the Company’s filings with the United States Securities and Exchange Commission.

Exhibit 1.3

Hutchison Telecom Indonesia selects Siemens as the supplier for nationwide turnkey wireless network

Hong Kong, 18 January 2006 - Hutchison Telecommunications International Limited (SEHK: 2332; NYSE: HTX; ‘Hutchison Telecom’; ‘the Company’) today announces that PT Hutchison CP Telecommunications (‘Hutchison Telecom Indonesia’), its joint venture in Indonesia with CP Group of Indonesia has selected Siemens to be the supplier for a nationwide turnkey wireless network and managed services in Indonesia.

Hutchison Telecom Indonesia plans a range of nationwide comprehensive and affordable wireless communications services in Indonesia, through a GSM 1800 network with UMTS infrastructure overlaid in key cities.

According to plan, the network shall be expanded in phases with target completion of around 2,000 cell sites in Phase One in second half of 2006. Under the agreement Siemens will also provide financing as well as network management services for an initial three-year period, which will include network maintenance, performance and capacity management, service management as well as network field services.

Dennis Lui, Chief Executive Officer of Hutchison Telecom said, “Indonesia is one of our key strategic growth markets. It is our priority to build a high quality wireless network with scalability from the beginning. We are pleased to partner with Siemens in one of the Company’s most significant capital investment projects. With their global experience in wireless network deployment, especially in Indonesia, and recognised expertise in managed services, Hutchison Telecom Indonesia is well positioned to achieve market growth as well as products and service innovation in Indonesia.”

“This order is a major success for us,” says Thomas Ganswindt, Chief Executive Officer of Siemens Communications Group and Member of the Corporate Executive Committee of Siemens AG. “Hutchison Telecom Indonesia is putting its money on our wireless technology and services. That confirms that our strategy of offering customers competitive end-to-end solutions is the right one.”

- End -

For enquiries, please contact:

Mickey Shiu

Corporate Communications

Hutchison Telecom

Work: (852) 2128 3107

Mobile: (852) 9092 8233

E-mail: mickeyshiu@htil.com.hk

About Hutchison Telecommunications International Limited

Hutchison Telecommunications International Limited (‘Hutchison Telecom’ or ‘the Group’) is a leading global provider of telecommunication services. The Group currently offers mobile and fixed-line telecommunication services in Hong Kong, and operates or is rolling out mobile telecommunication services in Macau, India, Israel, Thailand, Sri Lanka, Ghana, Indonesia and Vietnam. It was the first provider of 3G mobile services in Hong Kong and Israel and operates brands including “Hutch”, “3” and “Orange”.

Hutchison Telecom is a listed company with American Depositary Shares quoted on the New York Stock Exchange under the ticker HTX and shares listed on the Stock Exchange of Hong Kong under the stock code 2332. A member of the Hong Kong-based Hutchison Whampoa Group, Hutchison Telecom is dedicated to providing superior telecommunication services in dynamic markets. For more information about Hutchison Telecom, see www.htil.com.

Cautionary Statements

This press release contains forward-looking statements. Statements that are not historical facts, including statements about Hutchison Telecommunications International Limited’s (‘the Company’) beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. The Company cautions you that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, the Company’s actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from the Company’s forward-looking statements can be found in the Company’s filings with the United States Securities and Exchange Commission.